UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2019

XY - The Persistent Company

(Exact Name of Issuer as Specified in its Charter)

Delaware	46-1078182
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

1133 Columbia Street #205

San Diego, California 92101

(Full mailing address of principal executive offices)

(619) 456 - 0936

(Issuer’s telephone number, including area code)

Item 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion summarizes the significant factors affecting the operating results, financial condition and liquidity and cash flows of our company for the six months ended June 30, 2019. You should read this discussion together with the financial statements, related notes and other financial information included in this Semiannual Report on Form 1-SA. Except for historical information, the matters discussed in this Management’s Discussion and Analysis of Financial Condition and Results of Operations are forward looking statements that involve risks and uncertainties, including those discussed elsewhere in this Semiannual Report on Form 1-SA and in our other filings with the Securities and Exchange Commission, and are based upon judgments concerning various factors that are beyond our control. These risks could cause our actual results to differ materially from any future performance suggested below.

Unless the context indicates otherwise, as used in this Semiannual Report, the terms “XY,” “we,” “us,” “our” and the “Company” refer to XY—The Persistent Company, a Delaware corporation, and its subsidiaries taken as a whole, unless otherwise noted.

General Overview

XY—The Persistent Company (the “Company” or “we”) is a corporation organized under the laws of the State of Delaware. In May 2016, the Company changed its name from Ength Degree, LLC to XY – the Findables Company and converted from a Delaware limited liability company to a Delaware corporation pursuant to applicable conversion statutes of the Delaware General Corporation Law. On November 9, 2018, we changed our name to XY—The Persistent Company. The Company was originally formed in June 2012.

Our business has primarily been focused on creating products for consumers to use in their everyday life to help them locate, track and be notified of their belongings’ location. This is part of one of the fastest growing and dynamic industries that exist today—the Internet-of-Things. The Internet has changed many aspects of our lives and the marriage of GPS location devices with Internet and mobile Internet access for easy to use data display is bringing new capabilities to businesses and families.

XY—The Persistent Company designs, develops, and sells commercial and consumer wearable Bluetooth tracking solutions that enhance the way people and things stay connected within our highly mobile society. Our products and services provide data intended to enhance safety, security, connectivity, operational savings, and coordination of mobile assets, as well as enhancing managerial or parental decisions with respect to such mobile assets. Our consumer products are sold under the XY brand and include a downloadable smartphone application that allows users to synchronize the product to mobile devices such as smartphones and tablets. Customers can also use their web browser to access the app through their phone, tablet or computer.

In December 2017, we began focusing our efforts on the XYO Network, our new crypto-location oracle network. We believe that one of the most important aspects of the future rests on the ability for us to trust machines. We believe this trust is best achieved through innovations in blockchain technology and can be made available through the creation of a crypto-location oracle network that would be resistant to attack and achieves unprecedented accuracy and certainty within the given restraints of the system.

Throughout 2018 we focused on developing, marketing and growing our blockchain based location network and related services and products. In 2018, we conducted a sale of Ethereum-based ERC20-compatible Tokens to be used via the XYO Network (the “XYO Tokens”) in order to create a broad user base for the XYO Network. We introduced the Geomining Kit in the fourth quarter of 2018, enabling XYO Network participants to store location verification data on the Network.

In February 2019, the Company launched the COIN Application, also referred to as COIN App, allowing users to interact with the XYO Network. Users can collect and drop XYO tokens in geolocations, allowing for the future implementation of business use cases. As of June 30, 2019, the COIN App was downloaded more than 60,000 times and we have more than 18,000 active users. While the COIN App is free of charge for basic functionalities, the Company introduced subscription models in June 2019. The Company sees subscriptions and the planned implementation of business use cases as a significant revenue driver for its operations going forward.

Critical Accounting Policies

This “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements requires that we make estimates and judgments that affect the reported amounts of assets, liabilities, net sales and expenses and related disclosures. On an ongoing basis, we evaluate our estimates. We base our estimates on historical experience, performance metrics and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results will differ from these estimates under different assumptions or conditions. We apply the following critical accounting policies in the preparation of our financial statements.

Revenue Recognition

Revenues are recognized in accordance with Accounting Standards Codification 606 – Revenue from Contracts with Customers. In accordance with ASC 606, revenues are recognized when control of the promised goods or services is transferred to our customers. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these services. To achieve this core principle, the Company applies the following five steps: (i) identifying the contract with a customer; (2) identifying the performance obligations in the contract; (3) determining the transaction price; (4) allocating the transaction price to performance obligations in the contract; and (5) recognizing revenue when or as the Company satisfies a performance obligation.

The Company currently has three main sources of revenue which include the sale of XY Findables Bluetooth beacons, Geomining Kits and the sale of XYO Tokens. Revenue from the sales of XY Findables products is recognized upon delivery to website customers and upon delivery to retail store distributors net of an allowance for estimated returns. The allowance for sales returns is estimated based on management’s judgement using historical experience and expectation of future conditions.

There is currently no specific definitive guidance in the generally accepted accounting principles in the United States or alternative accounting frameworks to account for the production of crypto-assets and management has exercised significant judgement in determining appropriate accounting treatment for the recognition of revenue for the development of crypto-assets. Management has examined various factors surrounding the substance of the Company’s operations and the guidance in Accounting Standards Codification 606—Revenue from Contracts with Customers. In the event authoritative guidance is enacted by the Financial Accounting Standards Board, the Company may be required to change its policies which could result in a change in the Company’s financial statements in consideration for the sale of XYO Tokens, the Company received crypto-assets which are recorded as revenue, using the average U.S. dollar spot rate of the related crypto-currency on the date of receipt. The crypto-assets are recorded on the balance sheet at the lesser of cost or if necessary, it’s impaired value. Gains or losses from the exchange of crypto-assets for other currencies are included in other income (expense) in the statements of operations.

Crypto-assets

Crypto-assets, including Ethereum and Bitcoin, are recorded as assets on the balance sheet. Crypto-assets purchased are recorded at cost and crypto-assets earned through the sale of XYO Tokens are accounted for in connection with the Company’s revenue recognition policy disclosed above.

Crypto-assets held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the crypto-asset at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

As of the period ending June 30, 2019, the Company held 625 Ether, 7 Bitcoin, 10 Bitcoin Cash, 101 Litecoin and 6,973,324,691 XYO Tokens.

Goodwill and Purchased Intangibles

The Company records goodwill and other intangible assets based on the fair value of the assets acquired. In determining the fair value of the assets acquired, the Company utilizes extensive accounting estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired. The Company uses the discounted cash flow method to estimate the value of intangible assets acquired.

The Company assesses goodwill and indefinite lived intangible assets for impairment using fair value measurement techniques on an annual basis during the fourth quarter of the year, or more frequently if indicators of impairment exist. When impaired, the carrying value of goodwill is written down to fair value.

All our intangible assets are subject to amortization and are amortized using the straight-line method over their estimated period of benefit.

Stock-Based/Unit-Based Compensation

We measure our employee stock-based/unit-based compensation expense as of the grant date, based on the estimated fair value of the award, and recognize it as an expense, net of estimated forfeitures, over the requisite service period. We amortize stock-based/unit-based compensation expense on a straight-line basis over the requisite service period for the entire award, which is generally four years; however, certain provisions in our equity incentive plan provide for shorter and longer vesting periods under certain circumstances.

We estimate the fair value of stock options, incentive units, warrants and other equity-based compensation using a Black-Scholes option pricing model on the date of grant. The Black-Scholes option pricing model requires the input of subjective assumptions, including the risk-free interest rate, the expected dividend yield of our common stock, the expected volatility of the price of our common stock and the expected term of the option. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future. See Note 6 to our Financial Statements included elsewhere in this Annual Report for information concerning certain of the specific assumptions we used in applying the Black-Scholes option pricing model to determine the estimated fair value of our employee unit-based compensation and warrants granted in 2019 and 2018.

To determine the fair value of our common stock underlying option grants our board of directors considered, among other things, input from management and contemporaneous valuations of the Company prepared by independent valuation companies hired by the Company. Our board of directors intended all options granted to be exercisable at a price per share not less than the per-share fair value of our common stock underlying those options on the date of grant.

Results of Operations for the six months ended June 30, 2019 compared to the six months ended June 30, 2018.

Revenues: Revenue was $7,624,856 and $15,012,910 for the six months ended June 30, 2019 and 2018, respectively, a decrease of $7,388,054. The decrease is due to the conclusion of the XYO Token sale which significantly drove revenue in the six months ending June 30, 2018. Revenue in 2019 is driven by the Company’s consumer and XYO Network related products.

Cost of sales: Cost of sales was $4,536,521 and $1,451,095 for the six months ended June 30, 2019 and 2018, respectively representing 59% and 10% of revenues, respectively, an increase of $3,085,426. The increase in cost of goods sold is driven by the change in revenue mix during the six months ended June 30, 2019. The majority of sales was generated with hardware and merchandise products, compared to crypto-asset sales during the six months ended June 30, 2018. Beside a higher material input, the Company also incurred significantly higher affiliate fees related to revenue.

Research and Development Expenses: Research and development expenses were $250,214 and $248,770 for the six months ended June 30, 2019 and 2018, respectively, an increase of $1,444. Research and development expenses remained relatively flat year over year. Personnel expenses related to employees engaged in the product development are shown as part of total personnel expenses and not shown under research and development.

Selling and Marketing Expenses: Selling and marketing expenses were $2,252,306 and $10,103,129 for the six months ended June 30, 2019 and 2018, respectively, a decrease of $7,850,823. The decrease in marketing and selling expenses is driven by a significantly smaller online advertising spend compared to 2018.

General and Administrative Expenses General and administrative expenses were $6,104,415 and $4,269,790 for the six months ended June 30, 2019 and 2018, respectively, an increase of $1,834,625. The increase in general and administration expenses is mostly driven by higher personnel costs.

Financial Condition, Liquidity and Capital Resources

Our working deficiency was as follows:

	As of June 30, 2019	As of December 31, 2018
Current Assets	$3,126,889	$4,309,836
Current Liabilities	$(1,570,691)	$(4,548,198)

Net Working Capital / (Deficiency)	$1,556,198	$(238,362)

Cash flow from operations: Net cash used by operating activities was $4,598,685 and $3,536,639 for the six months ended June 30, 2019 and 2018, respectively, an increase of $1,062,046. Net cash used in operating activities primarily reflects the net loss and changes in operating assets and liabilities for those periods. Our principal uses of cash have been primarily to fund operations and increase our inventory levels.

Cash flow used in investing activities: Our investing activities used cash of $17,642 and $46,126 during the six months ended June 30, 2019 and 2018, respectively, an decrease of $28,484. Cash flow from investing decreased as a result of an increase in purchases for property and equipment purchases in 2019.

Cash flow from financing activities: During the six months ended June 30, 2019, financing activities provided us with $4,398,390 in cash. This was primarily attributable to net proceeds from our common stock offering of $4,007,910. During the six months ended June 30, 2018, financing activities provided $4,821,001 in cash primarily attributable to an increase in proceeds from the sale of digital assets and an increase in proceeds as a result of a common stock offering which was offset by a decrease in cash as a result of repayments on note payables.

Liquidity: During the six months ended June 30, 2019 and 2018, respectively, the Company incurred net losses of $4,824,547 and $6,648,016, respectively. The Company has incurred net losses from inception to date. These losses have resulted principally from costs incurred in connection with the development and launch of the Company’s products and services, consulting fees, selling and marketing expenses and general and administrative expenses. The Company expects to continue to incur operating losses for the year as it reorganizes its business operations, refines its products and grows its customer base. As a result, the Company will seek to fund its operations through the sale of stock, XYO Tokens and/or debt financings or other sources, as it deems necessary. If the Company fails to raise capital, such failure would have a negative impact on its financial condition and its ability to pursue its business strategies. Those conditions could raise substantial doubt about the Company’s ability to continue as a going concern.

Loans

In August 2016, we entered a revolving line of credit with Wells Fargo, which allowed us to borrow up to $25,000. This line of credit accrues interest at 0.99% during the first six months and then at an amount equal to the prime rate plus 8.0%. As of June 30, 2019, and December 31, 2018, the Line of Credit balance was approximately $54,128 and $130, respectively.

In August 2016, June 2017 and September 2017, we entered into note and warrant purchase agreements with one of our stockholders. The notes are in the amounts of $150,000, $80,000 and $100,000, respectively, earn interest at 8% per annum and mature in 2020, 2021 and 2021, respectively. The warrants issued in conjunction with these notes allow the stockholder to purchase up to 330,000 shares of the Company’s Class A Common Stock at $1.00 per share. The principal balance payable on these notes was $305,000 at June 30, 2019 and $330,000 at December 31, 2018, exclusive of warrant discounts.

Off Balance Sheet Arrangements

As of June 30, 2019, and December 31, 2018, we had no off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K promulgated under the Securities Act of 1933, as amended.

Properties

Our headquarter offices are located at 1133 Columbia Street, Suite 205, San Diego, California, for which we entered a lease agreement commencing in December 2013 and expiring in June 2019. Prior to expiration, the Company extended the lease agreement through June 2020. Additionally, in December 2018, we entered into a lease agreement for office space in Carlsbad, California, with an expiration date of December 31, 2020. In March 2019, we also entered into a lease agreement for warehouse space in San Diego, California, with an expiration date of June 30, 2022.

The monthly rent payment for our headquarter office is currently $27,000. Monthly rent for the Carlsbad office and warehouse space is $4,061 and $5,456, respectively.

Trend Information

In 2018, the Company increased efforts to develop, market and sell our new crypto-location oracle network and further strengthen our beacon hardware business as the devices will work as location verification devices within the XYO Network.

We intend to use the proceeds from our equity financings to perform further research and development of our current products (including the XY4+ Bluetooth Finders, the XYO Network and related products), expand our products’ presence in other geographic locations, increase our brand awareness and increase the sales force of internal and independent sales agents. In addition, we plan to create and develop the technology required to integrate our existing and newly developed products into our new XYO Network, as well as integrate partners into our technology platform. We may consider an additional offering or obtaining debt from outside investors or from related parties to accelerate our sales and development activities as needed.

Item 2.

Other Information

None.

Item 3.

XY – THE PERSISTENT COMPANY

Financial Statements

XY – THE PERSISTENT COMPANY

BALANCE SHEETS

	June 30, 2019 (unaudited)	December 31, 2018 (audited)
Assets
Current assets:
Cash	$931,884	$589,993
Restricted cash	1,694,196	2,254,024
Accounts receivable	—	13,166
Inventory, net	500,809	1,452,653

Total current assets	3,126,889	4,309,836
Goodwill	1,797,318	1,797,318
Intangible assets, net	1,272,091	1,435,402
Crypto-asset	158,988	390,623
Property and equipment, net	213,433	195,911
Other assets	267,131	285,569

Total assets	$6,835,850	$8,414,659

Liabilities and Stockholders’ Equity/(Deficit)
Current liabilities:
Accounts payable and accrued expenses	$881,678	$1,104,083
Line of credit	54,128	130
Stock payable	—	2,134,816
Capital leases, current portion	3,593	6,743
Deferred rent, current portion	17,811	28,072
Deferred revenue, current portion	471,108	1,029,701
Other current liabilities	142,373	244,653

Total current liabilities	1,570,691	4,548,198
Stockholders notes payable	267,008	279,374

Total liabilities	1,837,699	4,827,572
Commitments and contingencies (please refer to notes)
Stockholders’ equity
Class B Common Stock; $0.0001 par value; 40,000,000; shares authorized at June 30, 2019 and December 31, 2018; 32,285,900 and 32,285,900 shares issued and outstanding at June 31, 2019 and December 31, 2018, respectively	3,229	3,229
Class A Common Stock; $0.0001 par value; 60,000,000; shares authorized at June 30, 2019 and December 31, 2018; 4,565,538 and 3,546,010 shares issued and outstanding at June 31, 2019 and December 31, 2018, respectively	458	355
Additional paid-in capital	21,416,938	15,181,430
Accumulated deficit	(16,422,474)	(11,597,927)

Total stockholders’ equity	4,998,150	3,587,087

Total liabilities and stockholders’ equity	$6,835,850	$8,414,659

See accompanying notes to financial statements.

XY – THE PERSISTENT COMPANY

STATEMENT OF OPERATIONS

	For the Six Months ended, June 30
	2019 (Unaudited)	2018 (Restated and unaudited)
Sales	$7,624,856	$15,012,910
Cost of sales	(4,536,521)	(1,451,095)

Gross profit	3,088,334	13,561,815
Operating expenses:
Research and development	250,214	248,770
Selling and marketing	2,252,306	10,103,129
General and administrative	6,104,415	4,269,790
Intangible asset impairment losses	10,742	2,122,879

Total operating expenses	8,617,678	16,744,568

Loss from operations	(5,529,344)	(3,182,753)
Interest expense	(74,360)	(272,360)
Other income	779,157	10,103,129

Net income (loss)	$(4,824,547)	$6,648,016

See accompanying notes to financial statements.

XY – THE PERSISTENT COMPANY

STATEMENTS OF STOCKHOLDERS’ EQUITY/(DEFICIT)

	Class B Common Stock		Class A Common Stock		Additional paid-in capital	Accumulated deficit	Total stockholders’ equity
	Stocks	Amount	Stocks	Amount
Balance at December 31, 2017	32,315,700	3,231	1,397,697	140	6,149,845	(9,065,500)	(2,912,284)
Stock-based compensation, net of forfeitures					40,384	—	40,384
Issuance of shares under public offering, net of offering costs	—	—	118,328	12	946,624	—	946,636
Net income	—	—	—	—	—	6,648,016	6,648,016

Balance at June 30, 2018	32,315,700	3,231	1,516,025	152	7,136,853	(2,417,484)	4,722,752
Stock-based compensation, net of forfeitures	—	—	—	—	(51,668)	—	(51,668)
Issuance of shares under public offering, net of offering costs	(29,800)	(2)	1,651,860	173	5,071,284	—	5,071,455
Issuance of common stock upon acquisition, net of purchase price adjustments	—	—	378,125	36	3,024,961	—	3,024,997
Net loss	—	—	—	—	—	(9,180,443)	(9,180,443)

Balance at December 31, 2018	32,285,900	3,229	3,546,010	361	15,181,430	(11,597,927)	3,587,093
Stock-based compensation, net of forfeitures	—	—	—	—	92,781	—	92,781
Issuance of shares under public offering, net of offering costs	—	—	1,019,528	97	6,142,726	—	6,142,823
Net loss	—	—	—	—	—	(4,824,547)	(4,824,547)

Balance at June 30, 2019 (unaudited)	32,285,900	$3,229	4,565,538	$458	$21,416,937	$(16,422,474)	$4,998,150

See accompanying notes to financial statements.

XY – THE PERSISTENT COMPANY

STATEMENTS OF CASH FLOWS

	For the Six Months ended, June 30
	2019 (Unaudited)	2018 (Restated and unaudited)
Operating activities:
Net income (loss)	$(4,824,547)	$3,421,305
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	190,275	10,891
Reserve on funds	—	(111,171)
Realized gain and other income related to crypto-assets	(789,321)	(6,876,424)
Expenses and impairment related to crypto-assets	768,480	2,122,879
Stock-based compensation expense	92,781	40,384
Deferred rent	(10,261)	(24,265)
Discount on Stockholder notes payable	12,636	75,465
Discount on notes payable	—	29,994
Accrued interest	—	(48,127)
Changes in assets and liabilities:
Accounts receivable	—	33,507
Crypto-assets	(90,913)	(2,005,209)
Inventory	952,621	(224,390)
Prepaid expenses	—	(3,667)
Other assets	(4,026)	—
Accounts payable and accrued expenses	(186,083)	39,556
Deferred revenue	(558,593)	(23,321)
Other current liabilities	(151,733)	5,954

Net cash used in operating activities	(4,598,685)	(3,536,639)

Investing activities:
Purchase of property and equipment	(17,642)	(46,126)

Net cash used in investing activities	(17,642)	(46,126)

Financing activities:
Repayment of stockholder notes payable	(25,000)	(233,333)
Repayment of notes payable	—	(621,592)
Proceeds from the sale of crypto-assets	364,727	4,753,545
Proceeds from common stock offering, net	4,007,911	946,624
Net change in line of credit	53,903	(21,699)
Payments on capital leases	(3,150)	(2,544)

Net cash provided by financing activities	4,398,390	4,821,001

Net change in cash, cash equivalents and restricted cash	(217,937)	1,238,236
Cash, cash equivalents and restricted cash, beginning of year	2,844,017	71,998

Cash, cash equivalents and restricted cash, end of year	$2,626,080	$1,310,234

Supplemental disclosures of cash flow information:
Interest paid	$61,889	$29,900
Taxes paid	$8,110	$—
Non-cash investing and financing activities:
Conversion of stock payable to equity	$2,134,816	$—

See accompanying notes to financial statements

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

Note 1 – Description of Business

XY—The Persistent Company (the “Company” or “we”) is a corporation organized under the laws of the State of Delaware. In May 2016, the Company changed its name from Ength Degree, LLC to XY – the Findables Company and converted from a Delaware limited liability company to a Delaware corporation pursuant to applicable conversion statutes of the Delaware General Corporation Law. On November 9, 2018, we changed our name to XY—The Persistent Company. The Company was originally formed in June 2012.

The Company develops and sells electronic location tracking devices (“beacons”) and related software. The beacons allow users to track the location of their valuables, such as keys, backpacks or pets, by attaching the beacon to such item and accessing the Company’s mobile application or website. The Company is also developing a location data verification network that incorporates cryptographic protocols and blockchain technology (the “XYO Network”).

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Based on additional guidance and research by management, the Company adjusted its financial statements for the six months ended June 30, 2018. Please refer to Note 12.

In the opinion of management, all adjustments considered necessary for fair presentation have been included and are of a normal recurring nature, except that the Company is still assessing whether to implement Accounting Standards Update (“ASU”) 2016-02, Leases (“ASU 2016-02”). Operating results for the six months ended June 30, 2019 are not necessarily indicative of the results that may be expected for future periods.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make judgments, assumptions and estimates that affect the amounts reported in its financial statements and accompanying notes. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Significant estimates and assumptions reflected in the financial statements include, but are not limited to, useful lives of property and equipment, value of crypto-assets, stock options and warrants issued, fair value of services received, evaluating goodwill and intangible assets for impairment and valuation of deferred tax assets. Actual results may differ from these estimates and these differences may be material.

Crypto-assets

Crypto-assets, including Ethereum, Bitcoin, Bitcoin Cash and Litecoin, are recorded as assets on the balance sheet. Crypto-assets purchased are recorded at cost and crypto-assets earned through the sale of Ethereum-based ERC20-compatible Tokens to be used via the XYO Network (the “XYO Tokens”) or other products are accounted for in connection with the Company’s revenue recognition policy disclosed below.

Crypto-assets held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the crypto-asset at the time its fair value is being measure. In testing for impairment, the Company has the option to first perform qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

The Company recorded an impairment charge of $10,742 for the six months ended June 30, 2019, in connection with crypto-assets, mainly Ether, received and held by the Company. The crypto-assets were impaired when the carrying value exceeded the fair value. The impairment charge was not reversed when the quoted price increased in subsequent periods.

On July 31, 2018, the board of directors of the Company approved the 2018 Proxy Token Plan pursuant to which Proxy Token awards may be authorized and granted to our executive officers, directors, employees and key consultants. The value of the Proxy Tokens is tied to the value of our XYO Tokens and vest pursuant to a vesting schedule as determined by the board of directors. Payments made in respect of vested Proxy Tokens will be, as determined by the board of directors, in either (i) cash equal to the value of such Proxy Tokens, or (ii) a number of XYO Tokens with a value equal to the value of such Proxy Tokens. Proxy Tokens vested as of June 30, 2019, have vested out of the money.

Restricted Cash

In connection with the processing of the Company’s credit card transactions, merchant processors retain a portion of the credit card proceeds to protect against the risk of chargebacks. In 2018, merchant processors held under reserve approximately $1,694,196 related to the sale of XY Findable Products, XYO Network Products as well as Company stock. The amounts under reserve are released to the Company as the risk of chargebacks decreases over time.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash. The Company may maintain cash balances at what it believes are high credit-quality financial institutions. At times, balances at one financial institution may exceed federally insured limits of $250,000. The Company has not experienced any losses in such accounts nor does the Company believe it is exposed to any significant credit risk on cash and cash equivalents.

Concentrations of Customers, Vendors and Suppliers

Three vendors accounted for approximately 73% of purchases for the six months ended June 30, 2019. Comparatively, one vendor accounted for approximately 94% of purchases for the six months ended June 30, 2018. For the six months ended June 30, 2019 and 2018, the Company had no customer concentration. The majority of all sales are done to end customers with immediate payment for purchased goods and services. For the six months ended June 30, 2019 and 2018, the Company had no sales and customer concentrations.

Inventory

Inventory is stated at the lower of cost, determined on a weighted average basis, or net realizable value and consists of purchased finished goods. Reserves are provided for slow moving and obsolete inventory, which are estimated based on a comparison of the quantity and cost of inventory on hand to management’s forecast of customer demand. At June 30, 2019 and 2018, there were $0 in reserves for slow moving or obsolete inventory.

Revenue Recognition

Revenues are recognized in accordance with Accounting Standards Codification (“ASC”) 606 – Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues are recognized when control of the promised goods or services is transferred to our customers. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these services. To achieve this core principle, the Company applies the following five steps: (i) identifying the contract with a customer; (2) identifying the performance obligations in the contract; (3) determining the transaction price; (4) allocating the transaction price to performance obligations in the contract; and (5) recognizing revenue when or as the Company satisfies a performance obligation.

Revenue from the sales of XY products is recognized upon delivery to website customers and upon delivery to retail store distributors net of an allowance for estimated and actual returns. The allowance for sales returns is estimated based on management’s judgement using historical experience and expectation of future conditions.

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

There is currently no specific definitive guidance in the generally accepted accounting principles in the United States or alternative accounting frameworks to account for the production of crypto-assets and management has exercised significant judgement in determining appropriate accounting treatment for the recognition of revenue for the development of crypto-assets. Management has examined various factors surrounding the substance of the Company’s operations and the guidance in ASC 606. In the event authoritative guidance is enacted by the Financial Accounting Standards Board, the Company may be required to change its policies which could result in a change in the Company’s financial statements. The Company derives its part of its revenue from the sale of XYO Tokens. In consideration for these XYO Tokens the Company received U.S. dollar.

Gains or losses from the exchange of crypto-assets for other currencies are included in other income (expense) in the statements of operations. In addition, we have used Ether to pay for services. If the carrying value was below (above) the market value, we realized other income (expenses). In addition, the Company used XYO Tokens for services provided, in which case a gain was realized. The total realized gain related to crypto-assets was $789,321 for the six months ended June 30, 2019.

Sales tax

Sales tax collected from customers and remitted to various government agencies is on a net basis (excluded from sales) in the statements of operations.

Cost of sales

Cost of sales includes the cost of product, packaging, inbound freight, and any other direct costs associated with receipt of goods. Other costs, including purchasing, receiving, quality control, and warehousing are classified as general and administrative expenses.

At times the Company provides free products to its customers. These free products are accounted for in accordance with ASC 605-50, Revenue Recognition-Customer Payments and Incentives and the cost of the product is recognized in cost of sales.

Shipping and Handling

The cost of shipping and handling fees are recorded as a component of cost of sales.

Warranty Costs

The Company specifically warrants its products for two years, free of defects in materials and workmanship. The Company’s history of costs associated with any repair or replacement of product have been insignificant, and as such, the Company provides, by a current charge to cost of sales, any costs of replacement obligations for products sold.

Research and Development Costs

The Company expenses research and development costs as incurred. Research and development expenses are comprised of costs incurred in performing research and development activities, including professional service costs, contracted services, license agreements and other outside costs.

Goodwill and Purchased Intangibles

The Company records intangible assets based on the fair value of the assets acquired. In determining the fair value of the assets acquired, the Company utilizes extensive accounting estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired. The Company uses the discounted cash flow method to estimate the value of intangible assets acquired.

Goodwill is recorded when the consideration paid for an acquisition exceeds the fair value of the identified net tangible and intangible assets of acquired businesses. The allocation of purchase price for acquisitions require extensive use of accounting estimates and judgments to allocate the purchase price to the identifiable tangible and intangible assets acquired and

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

liabilities assumed based on their respective fair values. The Company uses the discounted cash flow method to estimate the value of intangible assets acquired. Additionally, we determine whether an acquired entity is considered a business or a set of net assets as a portion of the purchase price can only be allocated to goodwill in a business combination.

The Company assesses goodwill and indefinite lived intangible assets for impairment using fair value measurement techniques on an annual basis during the fourth quarter of the year, or more frequently if indicators of impairment exist. When impaired, the carrying value of goodwill is written down to fair value. No impairment charges on goodwill and purchased intangible assets were recognized in the year ending June 30, 2019.

All our intangible assets are subject to amortization and are amortized using the straight-line method over their estimated period of benefit. These intangible assets consist of trade names, software, podcast content and non-compete agreements.

Advertising Costs

The Company advertises through trade shows, the internet, offline publications, and other offline events and sponsorships. The costs are expensed as incurred. Advertising costs for the six months ended June 30, 2019 and 2018, respectively were $1,165,222 and $0, respectively.

Stock Based Compensation

The Company accounts for share based compensation arrangements through the measurement and recognition of compensation expense for all option-based payment awards to employees, consultants and directors based on estimated fair values. For employees and directors, fair value is measured at the date of grant and remains constant during the vesting of the grant. For all others, fair value is measured at each date on which vesting of the grant occurs. The Company uses the Black-Scholes option valuation model to estimate the fair value of options and warrants at the date of grant. The Black-Scholes option valuation model requires the input of subjective assumptions to calculate the value of warrants and options. The Company uses comparable company data among other information to estimate the expected price volatility and the forfeitures when they occur.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized when the rate change is enacted. Valuation allowances are recorded to reduce deferred tax assets to the amount that will more likely than not be realized.

The Company adopted the accounting guidance for uncertainty in income taxes. The Company recognizes tax positions in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. As of June 30, 2019, and December 31, 2018, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company recognizes interests and penalties related to uncertain tax positions in general and administrative expenses. The Company’s tax returns are subject to examination by the Federal taxing authorities for a period of three years from the date they are filed and a period of four years for California taxing authorities.

Going Concern

During the six months ended June 30, 2019 and 2018, respectively the Company incurred net losses of $4,824,547 and $6,648,016, respectively. The Company has incurred net losses from inception to date. These losses have resulted principally from costs incurred in connection with development and launch of its product, consulting fees, selling and marketing, and general and administrative expenses. The Company expects to continue to incur operating losses for the next year as it refines its products and grows its customer base. As a result, the Company will seek to fund its operations through equity and/or debt financings or other sources, as it deems necessary. If the Company fails to raise capital, it would have a negative impact on its financial condition and its ability to pursue its business strategies. Those conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, which, for operating leases, requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for non-public companies for fiscal years beginning after December 15, 2019 and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company is evaluating the potential impact of this guidance on the Company’s financial statements.

In May 2017, the FASB issued ASU 2017-09, Compensation-Stock Compensation (“ASU 2017-09”). ASU 2017-09 provides clarity and reduces both (1) diversity in practice and (2) cost and complexity when applying the guidance in Topic 718, to a change to the terms or conditions of a share-based payment award. The amendments in ASU 2017-09 should be applied prospectively to an award modified on or after the adoption date. This ASU is effective for fiscal years beginning after December 15, 2017, including interim periods within those years. The Company adopted this standard in 2018 and there was no significant impact on the Company’s financial statements at the time of adoption.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. ASU 2016-18 requires that entities include restricted cash and restricted cash equivalents with cash and cash equivalents in the beginning-of-period and end-of-period total amounts shown on the Statement of Cash Flows. The Company adopted this standard in 2018.

Subsequent events

On July 30, 2019, the Company announced an internal reorganization into three distinct divisions XYO, xyLabs and XY Operations. All divisions will operate within the legal entity XY – The Persistent Company Corporation. With the reorganization management aligns the Company’s resources and processes with its product categories. The XYO division focusses on the development of the XYO Network and related applications and use cases. xyLabs is responsible for continuing growth and development of the consumer business, namely the coin application. XY Ops provides internal administration services for XY – The Persistent Company and its divisions, manages legacy products and investor relations.

The Company also announced the spin-off of the Crypto101 podcast business into a separate legal entity. The business was purchased in 2018 and produces content focused on blockchain technology and applications. While details of the spin-off agreement are underway as of this filing, the Company intends to keep a significant shareholding in the business.

Management has evaluated subsequent events related to the historical financial statements through September 15, 2019, the date which the financial statements were available to be issued.

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

Note 1 – Revenue

During the six months ended June 30, 2019, the Company generated approximately $7,624,856 total sales, of which 44% was driven by the sale of XYO Geomining Kits, and XY4+ Findables sales accounted for 37% of total sales. Another 18% of sales comprised of XYO Product Packages. The Company defers the recognition of revenue for products not fulfilled and shipped. As of June 30, 2019, the Company has deferred revenue of $471,108.

Note 2 – Crypto-assets

During the six months ended June 30, 2019, the Company accepted certain crypto-assets are form of payment for its products and services, and also used certain crypto-assets to pay for products and services received. The Company held several crypto-assets as of June 30, 2019, which are recorded at an impaired basis as noted under Basis of Accounting:

Crypto-assets balance as of June 30, 2019
	Units	Gross balance	Impairment charge	Net balance
Ether	625	$74,559	$(3,373)	$71,186
Bitcoin	7	65,231	—	65,231
XYO	6,973,324,691	25,248	(10,113)	15,135
Bitcoin Cash	10	1,497	(28)	1,469
Litecoin	101	5,984	(16)	5,967

		$172,518	$(13,486)	$151,552

During the six months ended June 30, 2019, the Company recorded $728,440 for goods and services paid for with crypto-assets, mainly Ethereum and XYO tokens. During the six months ended June 30, 2019, the Company collected crypto-assets in an equivalent of $85,300 as payments for its products and services, mostly in Ethereum, Bitcoin, Bitcoin Cash and Litecoin. In order to determine the USD equivalent for crypto-asset transactions, the Company used daily fair value information for the respective crypto-assets at the day of receipt.

In June, the Company purchased 16,686,793.13 XYO for $25,248 through an exchange. The value of the purchased tokens has been subsequently impaired by $10,113.

During the six months ended June 30, 2019, the Company retired 237,872,037 XYO tokens in a so called “token burn”. The intention was to align total token amount with foreseen utility demand in the network. The Company recorded no expense or other income related to the token burn.

During the six months ended June 30, 2019, the Company distributed 15,314,705 XYO tokens to costumers through the sale of its Dataist and related product packages. The Company recognized an equivalent of $26,951 as cost of goods sold for the same period related to the sold tokens. During the six months ended June 30, 2019, the Company also distributed 92,081,141 XYO tokens to its customers via its COIN App and the functionality called “Geo Drop”. The Company recorded $177,771 of cost of sales related to Geo drops. The Company recognized an equivalent amount as other income.

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

Note 3 – Goodwill and Intangible assets

During the year ended December 31, 2018, the Company acquired Parallel Holding Inc. (publicly referred to as LayerOne) and Crypto 101 Media LLC. LayerOne is a geospatial blockchain company and Crypto 101 a media company engaged in the business of developing, distributing and operating podcasts and other content related to cryptocurrencies, initial coin offerings and blockchain technology, which were complementary to the inhouse developed geospatial technology.

The total consideration for Parallel Holdings Inc. and Crypto 101 Media LLC was $3,165,904 and $209,575 respectively. Both acquisitions were mostly financed through shares of Class A Common Stock, Proxy Tokens and cash.

	As of June 30, 2019	As of December 31, 2018
Intangible assets	$1,578,162	$1,578,162
Goodwill	1,797,317	1,797,317

	3,375,479	3,375,479
Less accumulated depreciation	(306,070)	(142,759)

Goodwill and intangible assets, net	$3,069,409	$3,232,720

The Company recognized $163,474 and $194 of amortization expense pertaining to the intangible assets during the six months ended June 30, 2019 and 2018, respectively. The Company did not recognize any impairment in connection to the acquisitions.

Note 4 – Property and Equipment

Property and equipment consisted of the following as of June 30, 2019 and December 31, 2018, respectively:

	As of June 30, 2019	As of December 31, 2018
Computer equipment	$211,777	$199,777
Office equipment	57,062	31,255
Furniture and fixtures	73,323	67,336

	342,161	298,369
Less accumulated depreciation	(129,109)	(191,111)

Property and equipment, net	$213,053	$107,257

Depreciation expense was $26,802 and $10,697 for the six months ended June 30, 2019 and 2018, respectively and includes depreciation on the Company’s leased assets.

Note 5 – Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following as of June 30, 2019 and December 31, 2018, respectively:

	As of June 30, 2019	As of December 31, 2018
Accounts payable	$556,047	$685,462
Credit card liabilities	5,586	92,720
Payroll and benefits	17,906	148,329
Accrued interest	0	48,176
Other	302,139	129,396

Total	$881,678	$1,104,083

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

Note 6 – Stock Based Compensation

2016 Equity Plan

The Company approved the 2016 Equity Incentive Plan in June 2016 and authorized the issuance of 3,025,900 Class A Common Stock options and awards that may be granted to directors, employees and key consultants. In March 2018, the Company approved an increase in authorized options of 25,000,000 Class A Common Stock. The stock options are exercisable at no less than the fair market value of the underlying shares on the date of grant. Generally, one quarter of the stock options vest one year after the vesting commence date with the remainder vesting 1/36th per month thereafter. The stock options generally have a term of 10 years. During the year ended December 31, 2018, the Company granted 15,000,000 which vested at grant. The following table summarizes the stock option activity during the six months ended June 30, 2019 and the year ended December 31, 2018:

	Number of Option Shares	Weighted Average Exercise Price
Outstanding at December 31, 2017	1,097,650	$0.82
Granted	20,953,924	1.30
Forfeited	(1,194,606)	0.98

Outstanding at December 31, 2018	20,856,968	$1.29
Granted	162,458	8.00
Forfeited	(1,412,557)	3.04

Outstanding at June 30, 2019	19,606,869	$1.22

Exercisable at June 30, 2019	16,573,000	$1.02
Total vested or expected to vest	19,606,869	$1.22

The following table summarizes unvested stock options as of June 30, 2019 and December 31, 2018:

	Number of Option Shares	Fair Value Per Share on Grant Date ($)
Non-vested at December 31, 2017	681,784
Granted	20,953,924	0.00 - 5.85
Vested	(15,099,333)	0.00 - 0.74
Forfeited	(871,734)	0.00 - 5.85

Non-vested at December 31, 2018	5,664,641
Granted	155,026	5.83 - 5.83
Vested	(1,461,407)	0.00 - 5.85
Forfeited	(1,324,391)	0.00 - 5.85

Non-vested at June 30, 2019	3,033,869	0.00 - 5.85

Total stock-based compensation related to the issuance of Class B Common Stock and stock options exercisable into Class A Common Stock for the six months ended June 30, 2019 and for the six months ended June 30, 2018 was $92,781 and $40,384, respectively. As of June 30, 2019, approximately $3,024,442 of unrecognized compensation expense related to the Company’s stock options is expected to be recognized over a weighted average period of 2.17 years.

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

The following table summarizes the assumptions used by the Company for calculating the fair value of the stock options and warrants using the Black-Scholes valuation model:

	June 30,
	2019	2018
Stock Option assumptions:
Risk-free interest rate	1.86% - 2.55%	1.86% - 2.55%
Expected volatility of common stock	31% - 84.1%	31% - 82.5%
Dividend yield	0%	0%
Expected term (in years)	4 - 6.25	4 - 6.25

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

Note 7 – Commitments and Contingencies

Operating Leases

The Company entered into three lease agreements with expirations in June 2020, December 2020 and June 2022.

Future minimum lease payments are as follows for the year ending:

Year ending December 31,	Amount
2019	$223,422
2020	277,949
Thereafter	104,232

Total	$605,603

Rent expense was $196,747 and $100,989, for the six months ended June 30, 2019 and 2018, respectively.

Note 8 – Stock Issuance and Stocks Payable

During the year ended December 31, 2018, and the six months ended June 30, 2019, the Company received proceeds from the sale of certain shares of Class A Common Stock. For some of these sales the Company had not surrendered documentation to its transfer agent nor issued shares as of December 31, 2018. In connection with the receipt of proceeds from such sales, the Company had recognized $2,134,816 in Stocks Payable as an obligation on the balance sheet as of December 31, 2018. As the Company has now registered the sales with its transfer agent, the Company has released this liability in 2019, presented Stocks Payable of $2,134,816 as of December 31, 2018, and recognized an equivalent amount as common stock additions. The Company has also recognized the proceeds received from the sale of certain shares of Class A Common Stock during the six months ended June 30, 2019 as common stock. During the six months ended June 30, 2019, the Company sold 752,676 shares of Class A Common Stock for a total consideration of $4,007,910, net of issuance costs.

Note 9 – Stockholders Notes Payable

In August 2016, June 2017 and September 2017, the Company entered into unsecured note and warrant purchase agreements with one of its stockholders. The notes were in the amounts of $150,000, $80,000 and $100,000 and mature in 2020, 2021 and 2021, respectively. These notes bear interest at 8% per annum. In connection with the notes payable, the Company issued warrants to purchase up to 330,000 shares of Class A Common Stock at an exercise price of $1.00 per share. These warrants were valued at $101,087. The fair value of each warrant issued was treated as a debt discount, which will be amortized as interest expense over the life of the applicable note. The Company recognized $12,636 and $105,459 of interest expense pertaining to the amortization of the debt discount during the six months ended June 30, 2019 and 2018, respectively. The principal balance payable on these notes was $305,000 at June 30, 2019 and carried on the balance sheet, net of the discount for the warrant issued, at $267,008.

Note 10 – Stockholders’ Equity/(Deficit)

Stockholders’ Equity

The Company authorized the issuance of 130,000,000 shares, consisting of 60,000,000 shares of Class A Common Stock, $0.0001 par value per share, 40,000,000 shares of Class B Common Stock, $0.0001 par value per share, and 30,000,000 shares of undesignated preferred stock, $0.0001 par value per share. Holders of Class A Common Stock and Class B Common Stock have identical rights, including liquidation preferences, except that the holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to 10 votes per share on all matters submitted for a stockholder vote.

Public Offering

For the six months ended June 30, 2019, 752,676 shares of Class A Common Stock were issued for proceeds of $4,007,910, net of offering costs. In addition, 266,852 shares of Class A Common Stock, previously recorded as Stock Payables were allocated to common stock, equivalent to $2,134,816. For the years ended December 31, 2018 and 2017, 1,770,188 and 1,304,935 shares of Class A Common Stock were issued for proceeds of $14,101,504 and $1,304,935, respectively, net of offering costs.

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

Our Chief Executive Officer Arie Trouw sold 22,300 shares of Class B Common Stock in the public offering and an employee sold 7,500 shares to another individual. Per Company bylaws the shares automatically converted to Class A Common Stock upon sale.

Common Stock Warrants

In August 2016, June 2017, September 2017 and October 2017, the Company entered into note and warrant purchase agreements with two of its stockholders. The warrants allow the stockholders to purchase an aggregate of 632,782 shares of Class A Common Stock at a price per share of $1.00. Assumptions used to calculate the fair value of these warrants was the same as used to calculate the options above. These warrants mature in 2020 and 2021.

In February 2017, the Company entered into a secured credit agreement with a lender and issued warrants in conjunction with this borrowing allowing the purchase of 1,300,000 shares of the Company’s Class A Common Stock at a price per share of $1.00. Assumptions used to calculate the fair value of these warrants was the same as used to calculate the options above. These warrants mature in 2021.

In February 2016, the Company entered into an agreement with StartEngine Crowdfunding, Inc. (“StartEngine”) to host the Company’s public offering. The agreement provided for the issuance of a warrant to purchase 8,167 shares of Class A Common Stock based on the number of individual investors who invest through the StartEngine portal website. The warrant matures in 2021.

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

Note 11 – Income Taxes

A reconciliation of income tax expense computed at the statutory federal income tax rate to income taxes as reflected in the financial statements is as follows:

Income Tax Expense	For the Six Months ended June 30, 2019
U.S. Federal Statutory Tax (21%)	$(1,013,155)
State income Tax Provision (Net of Federal Benefit for State)	(333,790)
Effects to Tax Free Acquisitions	—
Permanent Differences	10,688
Effect of Federal Research Credits	—
Change in Valuation Allowance	1,337,056

Income Tax Expense	$800

(1) The U.S. Tax Cuts and Jobs Act was enacted on December 22, 2017. The bill’s many changes included a reduction in the Company’s corporate tax rate from 34% to 21% beginning 2018. The Company’s 2018 deferred tax expense includes the cumulative adjustment to its deferred tax asset caused by this reduction in future tax rates.

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The significant components of the Company’s deferred tax assets are comprised of the following:

Deferred Tax Asset	As of June 30, 2019
Timing Differences of Deductions	$108,319
Net Operating Losses Carryforwards	3,482,793
Tax Credit Carryforwards	204,171
Depreciation Differences	(835,926)
Valuation Allowance	(2,959,357)

Net Deferred Tax Asset	$—

As of December 31, 2018, the Company had U.S. federal net operating loss carryforwards of $7.2 million, which may be available to offset future income tax liabilities and will expire in 2036. As of December 31, 2018, the Company also had California state net operating loss carryforwards of $7.1 million which may be available to offset future income tax liabilities and will expire in 2036. The valuation allowance increased by $1,337,056 and decreased by $1,688,796 during the six months ended June 30, 2019 and 2018, respectively. Under the provisions of the Internal Revenue Code, the net operating loss and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities. Net operating loss and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant Stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, respectively, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has completed financings since May 2016 which may have resulted in a change in control as defined by Sections 382 and 383 of the Internal Revenue Code or could result in a change in control in the future.

The Company will recognize interest and penalties related to uncertain tax positions in income tax expense. As of June 30, 2019, and December 31, 2018, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company’s statements of operations.

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

Note 12 – Prior Year Restatement

Following last year’s Form 1-SA filing, the Company revisited its crypto-asset accounting treatment. The treatment is described in the description of critical accounting policies. Crypto-assets are recorded net of impairment charges. A subsequent reversal of the impairment is not permitted. The Company recognizes other income when impaired crypto-assets are exchange for fiat currency, other crypto-assets or services and the value is higher than the impaired value.

In 2018 the Company followed a market valuation approach, which it considered to reflect the true value of the crypto-assets held, mostly XYO tokens. The market valuation approach led to the recognition of XYO tokens above the cost basis. Also, the Company did not recognize impairment charges on crypto-assets held and a decrease in fair value, which was mostly relevant for Ethereum, as prices trended downwards in the second quarter in 2018.

In order to align the current and previous crypto-asset accounting treatment, the Company has restated its financial results for the six months ended June 30, 2018:

Balance Sheet

Crypto-assets recorded as of June 30, 2018, was reduced by $20,719,579 from $22,724,788 as reported to $2,005,209 as restated. The reduction is comprised of the reversal market price valuation increase of $18,596,700 for XYO tokens and the impairment charge of $2,122,879 for Ethereum held. The restated crypto-asset balance of $2,005,209 as of June 30, 2018, mainly reflects Ethereum held, recorded net of impairment charges.

Due the reversal of the market price valuation for XYO tokens, the Company also reversed other comprehensive income of $18,596,700 for the previously recognized unrealized gains on XYO tokens. The restated amount of Accumulated other comprehensive income is as of June 30, 2018.

Due the impairment charge for Ethereum collected and held through June 30, 2018, the Company restated its accumulated deficit by $2,122,879, from $3,521,317 to $5,644,196 as of June 30, 2018.

Statement of Operations

The restated Statement of Operations reflects the impairment charge of $2,122,879 for Ethereum collected and held through June 30, 2018. Therefore, net income of $5,544,184 as reported is reduced by $2,122,879 to $6,648,016 as net income restated for the six months ended June 30, 2018.

Other comprehensive Income

Due to reversal of the market price valuation for XYO tokens, unrealized gains of $18,596,700 for crypto-assets as reported are reduced by $18,596,700 leading to unrealized gains of — as restated for the six months ended June 30, 2019. Total comprehensive income of $24,140,884 as reported is reduced by $18,596,700 to $3,421,305 as restated for the six months ended June 30, 2018.

Statement of Cash Flow

Net cash used in operating activities has been restated from $12,350,319 as reported to $3,536,639 as restated for the six months ended June 30, 2018. The change is driven by the $8,813,680 derecognition of the market valuation of XYO tokens.

Net cash flow from financing activities has been restated from $13,634,681 as reported to $4,821,001 as restated for the six months ended June 30, 2018. The negative adjustment of $8,813,680 is related to the proceeds from the sale of crypto-assets. The adjustments accounts for the difference in Ethereum collected valued in USD at the time of collection and the amount of Ethereum converted into USD fiat currency.

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

Balance sheets—Restatement

	June 30, 2018 (reported)	Adjustment	June 30, 2018 (restated)
Assets
Current assets:
Cash	$1,310,234	—	$1,310,234
Restricted cash	—	—	—
Accounts receivable	—	—	—
Inventory, net	832,980	—	832,980
Prepaid expenses and other assets	114,838	—	114,838

Total current assets	2,258,052	—	2,258,052
Crypto-asset	22,724,788	(20,719,579)	2,005,209
Property and equipment, net	79,261	—	79,261
Other assets	71,412	—	71,412

Total assets	$25,133,513	(20,719,579)	$4,413,934

Liabilities and Stockholders’ Equity/(Deficit)
Current liabilities:
Accounts payable and accrued expenses	$1,331,095	—	$1,331,095
Notes payable, current portion	908,013	—	908,013
Stockholder notes payable, current portion	226,197	—	226,197
Capital leases, current portion	5,981	—	5,981
Deferred rent, current portion	52,418	—	52,418
Deferred revenue, current portion	47,016	—	47,016
Other current liabilities	38,954	—	38,954

Total current liabilities	2,609,674	—	2,609,674
Capital leases	3,506	—	3,506
Deferred rent	—	—	—
Notes payable	112,224	—	112,224
Stockholders notes payable	192,500	—	192,500

Total liabilities	2,917,904	—	2,917,904
Commitments and contingencies (Notes 2 and 7)
Stockholders’ equity /(deficit)
Preferred stock; $0.0001 par value; 30,000,000 shares authorized; no shares issued or outstanding	—	—	—
Class B Common Stock; $0.0001 par value; 40,000,000; shares authorized; 32,315,700 and 32,315,700 shares issued or outstanding, respectively	3,282	—	3,282
Class A Common Stock; $0.0001 par value; 60,000,000; shares authorized; 7,397,697 and 1,397,697 shares issued and outstanding, respectively	140	—	140
Additional paid-in capital	7,136,803	—	7,136,803
Accumulated other comprehensive income	18,596,700	(18,596,700)	—
Accumulated deficit	(3,521,317)	(2,122,879)	(5,644,196)

Total stockholders’ equity/ (deficit)	22,215,608	(20,719,579)	1,496,029

Total liabilities and stockholders’ equity/(deficit)	$25,133,512	(20,719,579)	$4,413,933

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

Statement of operations—Restatement

	For the Six Months ended, June 30
	2018 (Reported)	Adjustment	2018 (Restated)
Sales	$15,012,910	—	$15,012,910
Cost of sales	(1,451,095)	—	(1,451,095)

Gross profit	13,561,815	—	13,561,815
Operating expenses:
Research and development	248,770	—	248,770
Selling and marketing	10,103,129	—	10,103,129
General and administrative	4,269,790	—	4,269,790
Intangible asset impairment losses		2,122,879	2,122,879

Total operating expenses	14,621,689	2,122,879	16,744,568

Loss from operations	(1,059,874)	(2,122,879)	(3,182,753)
Interest expense	(272,360)	—	(272,360)
Other income	6,876,418	—	10,103,129

Net income (loss)	$5,544,184	(2,122,879)	$6,648,016

Other comprehensive income—Restatement

	For the Six Months ended, June 30
	2019 (Unaudited)	Adjustment	2018 (Restated)
Net income (loss)	5,544,184	(2,122,879)	3,421,305
Other comprehensive income (loss):
Unrealized gain (loss) on digital currencies	18,596,700	(18,596,700)	—
Total Comprehensive income (loss)	$24,140,884	(20,719,579)	$3,421,305

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

Statements of Cash Flow—Restatement

	For the Six Months ended, June 30
	2018 (Reported)	Adjustment	2018 (Restated)
Operating activities:
Net income (loss)	$5,544,184	(2,122,879)	$3,421,305
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	10,891	—	10,891
Inventory reserve	—	—	—
Reserve on funds	(111,171)	—	(111,171)
Realized gain on sale of crypto-assets	(6,876,424)	—	(6,876,424)
Impairment of crypto-assets	—	2,122,879	2,122,879
Stock-based compensation expense	40,384	—	40,384
Deferred rent	(24,265)	—	(24,265)
Discount on Stockholder notes payable	75,465	—	75,465
Discount on notes payable	29,994	—	29,994
Accrued interest expense	(48,127)	—	(48,127)
Changes in assets and liabilities:
Accounts receivable	33,507	—	33,507
Crypto-assets	(10,818,889)	8,813,680	(2,005,209)
Inventory	(224,390)	—	(224,390)
Prepaid expenses	(3,667)	—	(3,667)
Other assets	—	—	—
Accounts payable and accrued expenses	39,556	—	39,556
Deferred revenue	(23,321)	—	(23,321)
Other current liabilities	5,954	—	5,954

Net cash used in operating activities	(12,350,319)	8,813,680	(3,536,639)

Investing activities:
Purchase of property and equipment	(46,126)	—	(46,126)

Net cash used in investing activities	(46,126)	—	(46,126)

Financing activities:
Proceeds from stockholders notes payable	—	—	—
Repayment of stockholders notes payable	(233,333)	—	(233,333)
Proceeds from notes payable	0	—	—
Repayment of notes payable	(621,592)	—	(621,592)
Proceeds from the sale of crypto-assets	13,567,225	(8,813,680)	4,753,545
Proceeds from common stock offering, net	946,624	—	946,624
Net change in line of credit	(21,699)	—	(21,699)
Payments on capital leases	(2,544)	—	(2,544)

Net cash provided by financing activities	13,634,681	(8,813,680)	4,821,001

Net change in cash, cash equivalents and restricted cash	1,238,236	—	1,238,236
Cash, cash equivalents and restricted cash, beginning of year	71,998	—	71,998

Cash, cash equivalents and restricted cash, end of year	$1,310,234	—	$1,310,234

Supplemental disclosures of cash flow information:
Interest paid	$29,900	—	$29,900
Taxes paid	$—	—	$—

Item 8.

Exhibit Number	Description

2.1	Certificate of Incorporation of the Company (previously filed as Exhibit 2.1 to the initial Preliminary Offering Circular on June 17, 2016)

2.2	Certificate of Amendment of Certificate of Incorporation of the Company (Name Change) (previously filed as Exhibit 2.2 to the Form 1-A on December 10, 2018)

2.3	Bylaws of the Company, as currently in effect (previously filed as Exhibit 2.2 to the initial Preliminary Offering Circular on June 17, 2016)

4.1	Form of Subscription Agreement (previously filed as Exhibit 4.1 to the Semiannual Report on Form 1-SA on September 21, 2017)

4.2	Class A Common Stock Warrant by and between the Company and The Frownfelter Family Trust dated August 12, 2016 (previously filed as Exhibit 4.2 to the second amended Preliminary Offering Circular on September 21, 2016)

6.1	2016 Equity Incentive Plan (previously filed as Exhibit 6.1 to the initial Preliminary Offering Circular on June 17, 2016)

6.2	Stock Purchase Agreement by and between the Company and Craig and Susanna Frownfelter dated June 9, 2016 (previously filed as Exhibit 6.3 to the Annual Report on Form 1-K on April 27, 2017)

6.3	2017 Bonus Incentive Compensation Plan (previously filed as Exhibit 6.3 to the Semiannual Report on Form 1-SA on September 21, 2017)

6.4	Promissory Note by and between the Company and The Frownfelter Family Trust UAD 5/11/2015 dated June 23, 2017 (previously filed as Exhibit 6.4 to the Semiannual Report on Form 1-SA on September 21, 2017)

6.5	Class A Common Stock Warrant by and between the Company and The Frownfelter Family Trust UAD 5/11/2015 dated June 23, 2017 (previously filed as Exhibit 6.5 to the Semiannual Report on Form 1-SA on September 21, 2017)

6.6	Credit Agreement, dated February 28, 2017, by and between XY – the Findables Company and CRIM, LLC (previously filed as Exhibit 6.1 to the Current Report on Form 1-U on March 3, 2017)

6.7	Transfer Agent and Registrar Agreement, dated March 13, 2017, by and between XY – the Findables Company and VStock Transfer, LLC (previously filed as Exhibit 6.1 to the Current Report on Form 1-U on March 17, 2017)

6.8	Promissory Note by and between the Company and The Frownfelter Family Trust UAD 5/11/2015 dated September 25, 2017 (previously filed as Exhibit 6.8 to the Form 1-A on October 26, 2017)

6.9	Class A Common Stock Warrant by and between the Company and The Frownfelter Family Trust UAD 5/11/2015 dated September 25, 2017 (previously filed as Exhibit 6.9 to the Form 1-A on October 26, 2017)

6.10	Class A Common Stock Warrant by and between the Company and Arie Trouw dated October 4, 2017 (previously filed as Exhibit 6.10 to the Form 1-A on March 19, 2018)

6.11	Promissory Note by and between the Company and Arie Trouw dated October 4, 2017 (previously filed as Exhibit 6.11 to the Form 1-A on March 19, 2018)

6.12	Registered Transfer Agent Agreement by and between the Company and FundAmerica Stock Transfer, LLC dated September 2, 2016 (previously filed as Exhibit 6.3 to the second amended Preliminary Offering Circular on September 21, 2016)

6.13	Technology Services Agreement by and between the Company and FundAmerica, LLC dated September 2, 2016 (previously filed as Exhibit 6.4 to the second amended Preliminary Offering Circular on September 21, 2016)

7.1	Asset Purchase Agreement, dated July 6, 2018, by and among the Company, Parallel Holding Company Inc., Kevin Weiler, Graham McBain and LayerOne Acquisition LLC (previously filed as Exhibit 7.1 to the Current Report on Form 1-U on July 12, 2018)

8.1	Escrow Services Agreement by and between the Company and Provident Trust Group, LLC dated September 7, 2016 (previously filed as Exhibit 8.1 to the second amended Preliminary Offering Circular on September 21, 2016)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XY – THE PERSISTENT COMPANY

By:	/s/ Arie Trouw

Name:	Arie Trouw
Title:	Chairman and Chief Executive Officer
Date:	September 17, 2019

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Arie Trouw, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Arie Trouw Arie Trouw	Chief Executive Officer and Director	September 17, 2019

/s/ Arie Trouw Arie Trouw	Chief Financial Officer	September 17, 2019

/s/ Scott Scheper Scott Scheper	Chief Marketing Officer and Director	September 17, 2019